Exhibit 99.B(d)(84)

Amended Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

(formerly, SEI Financial Management Corporation)

and

Western Asset Management Company

As of March 24, 1997, as amended December 13, 1999, July 1, 2003 and November 4, 2005

Pursuant to Article 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Core Fixed Income Fund

Agreed and Accepted:

SEI Investments Management Corporation	Western Asset Management Company Limited

By:	By:
/s/ Sofia A. Rosala	/s/ James G. Hayes

Name:	Name:
Sofia A. Rosala	James G. Hayes

Title:	Title:
Vice President & Assistant Secretary	Head of Client Service and Marketing Support